SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                                Uranium 308 Corp.
                              --------------------
                                (Name of Issuer)

                        Common Stock, par value $0.00001
                        --------------------------------
                         (Title of Class of Securities)

                                   917027 104
                                    ---------
                                 (CUSIP Number)

                            Michael T. Shannon, Esq.
                     Devlin Jensen, Barristers & Solicitors
                         555 W. Hastings St., Suite 2550
                        Vancouver, B.C., Canada, V6B 4N5
                                 (604) 684-2550

                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 27, 2007
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 917027 104                  13D                     Page 2 of 5 Pages

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(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Dennis Tan
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  |_|
     (See Instructions)                                                (b)  |_|

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(3)  SEC USE ONLY


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(4)  SOURCE OF FUNDS (See Instructions)

     OO (See Item 3)
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(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   |_|
     PURSUANT TO ITEMS 2(d) OR 2(e)

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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Singapore
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                    (7) SOLE VOTING POWER

                         16,000,000
Number of           ------------------------------------------------------------
Shares              (8)  SHARED VOTING POWER
Beneficially
Owned by                 0
Each                ------------------------------------------------------------
Reporting           (9)  SOLE DISPOSITIVE POWER
Person With
                         16,000,000
                    ------------------------------------------------------------
                    (10) SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,000,000
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                                      |_|
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.16%%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO.: 917027 104                  13D                     Page 3 of 5 Pages

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Item 1.   SECURITY AND ISSUER

          The class of equity securities to which this statement relates is common stock, $0.00001 par value per share (the "Common Stock") of Uranium 308 Corp., a corporation organized under the laws of the State of Nevada (the "Issuer"). The address of the principal executive offices of the Issuer is 2820
W. Charleston, Suite 22, Las Vegas, Nevada, 89102.


Item 2.   IDENTITY AND BACKGROUND

          (a) - (c)

         Mr. Dennis Tan (age 35) of 201 Makiling Street, Ayala Alabang Village, Muntinlupa City, Philippines, is currently the President and Director of the Issuer since June 11, 2007. From June 2001 to September 2002, Mr. Tan was the Manager of Technical Operations and Support for 5G Wireless Communications in Singapore. He was closely involved in the early implementation of commercial wireless Internet access networks and has assisted in the design of several wireless network projects, including hotels and convention centers. He also has extensive experience in testing, debugging and maintaining fully operational network systems. From Dec. 2003 to Oct. 2005, Mr. Tan joined Nex Connectivity Solutions Inc. as the Chief Technology Officer. In Nov. 2005 until Dec. 2006, Mr. Tan ventured into the Mining Industry where he was employed by Magnus International Resources Inc. (OTCBB: MGNU) to manage its China Head Office and its various projects all over China. From January 2007 to present, Mr. Tan has been the President of Nex Connectivity Solutions Inc. Mr. Tan graduated from Simon Fraser University in Burnaby, British Columbia, with a BA in Economics in 1996. Mr. Tan also holds a post-graduate qualification from the Information Technology Institute in Vancouver, British Columbia, which he received in 2001. Mr. Tan is not an officer or director of any other reporting issuer at this time.

          (d) - (f)

          During the last five years, Mr. Tan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Tan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Tan is citizen of Singapore.

CUSIP NO.: 917027 104                  13D                     Page 4 of 5 Pages

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Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. Tan, who prior to July 27, 2007 held approximately 112,500,000 shares of common stock post forward stock split, voluntarily surrendered for cancellation 96,500,000 shares. Mr. Tan voluntarily agreed to surrender for cancellation 85.8% of the shares registered in his name in order to encourage equity investment in the Issuer. The cancellation of these 96,500,000 shares has reduced Mr. Tan's shareholdings to 16,000,000 post forward stock split shares.

Item 4.   PURPOSE OF TRANSACTION

          Mr. Tan is currently holding the shares for investment purposes. Mr. Tan has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Mr. Tan directly owns 16,000,000 post forward stock split shares of Common Stock of the Issuer which represents approximately 27.16% of the outstanding Common Stock of the Issuer. This percentage is based on 58,912,500 post forward stock split shares of Common Stock issued and outstanding as at July 27, 2007.

          (b) Mr. Tan has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 16,000,000 post forward stock split shares of Common Stock, which he directly owns.

          (c) Pursuant to a Stock Purchase Agreement dated May 28, 2007, between Mr. Tan and Sadru Mohamed, which closed on June 11, 2007, Mr. Tan acquired 75,000,000 pre-forward stock split shares of common stock of the Issuer from Mr. Mohamed for consideration of $30,000 constituting approximately 49.9% of the Issuer's outstanding capital stock.

          (d) Except as otherwise described herein, and to the knowledge of Mr. Tan, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Tan.

          (e) It is inapplicable for the purpose herein to state the date of which Mr. Tan ceased to be an owner of more than five percent (5%) of the Common Stock.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Tan and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Tan.

CUSIP NO.: 917027 104                  13D                     Page 5 of 5 Pages

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Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable as there are no exhibits to be filed with this Schedule 13D.


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 30, 2007                               /s/ Dennis Tan
                                            ----------------------------------
                                                       Dennis Tan